Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

A7FL Inc
9631 Stones River Park Way
Boca Raton, FL 33428
https://www.a7fl.com

Up to $285,000.00 in Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: A7FL Inc
Address: 9631 Stones River Park Way, Boca Raton, FL 33428
State of Incorporation: FL
Date Incorporated: May 28, 2014

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Common Stock
Offering Maximum: $285,000.00 | 114,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

$250+

Start Engine Owners Bonus

Season ticket for any game on the league's upcoming schedule.

Time-Based:

Friends and Family (Players and Owners) Bonus

Invest within the first 72 hours and receive an additional 15% bonus shares

Super Early Bird Bonus

Invest within the first 7 days and receive an additional 10% bonus shares

Really Early Bird Bonus

Invest within the first 14 days and receive an additional 5% bonus shares

Early Bird Bonus

Invest within the first 30 days and receive an additional 2% bonus shares

Amount-Based:

$500+

Super Fan

Single Season ticket, applies to current season at time of investment on the league's upcoming schedule + $25 off coupon from the league store w/ exclusive access to league owner merch

$2,000+

Honorary League Owner

2 Sideline access ticket for any game on the league's upcoming schedule + $100 off coupon from the league store + 5% bonus shares

$4,000+

League Angel

Private league advisor discord channel + 2 Sideline access ticket for any game on the league's upcoming schedule (with Championship meet and greet) + $200 off coupon from the league store + 10% bonus shares

$20,000+

League Sponsor

Official Sponsorship level designation for your company + Private league advisor discord channel + 8 Sideline access tickets for any game on the league's upcoming schedule (with Championship meet and greet) + $1,000 off coupon from the league store + 15% bonus shares

**All perks will occur after the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

A7FL, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

The American 7s Football League is a unique take on the US' most popular sport: 7-on-7 tackle football with no helmets or hard shell pads. The A7FL's full contact excitement appeals to a wide range of fans while our highlights especially resonate with younger viewers, as evidenced by our growth to over 750k social followers, and distribution on multiple platforms including Stadium Sports Network, FITE TV, Atmosphere, Fubo Sports Network, and WAVE.tv.

Not only is our football head-turning, but we've tailored the 7-on-7 style of play to reduce head-to-head contact, one of the biggest problems in traditional American (NFL) football.

Our business model is comprised of licensing media rights and territories for new divisions, sponsorship, merchandise, and athlete registration fees. Our parent company is A7FL Inc., a Florida C-Corporation, which wholly owns our 2 subsidiaries, A7FL Licensing LLC, a Deleware limited liability company, and A7FL LIVE LLC, a New Jersey limited liability company.

In 2022, the league is competing in its eighth season and continues to expand rapidly, with 20 teams and 9 divisions. The A7FL season runs from April to July.

Competitors and Industry

Competitors

Our competitors include the NFL, NFL Flag, NCAA Football, the USFL, Fan Controlled Football and potentially the XFL (scheduled to start Spring play in 2023).

The NFL is the most successful professional sports league in the US, but it faces numerous challanges including the loss of younger fans, the well known risk of players' brain health, and charges of racial discrimination especially amongst its team owners and executive staff including coaches. NCAA football is also very polular in the Fall with a built fan base from the schools that field teams. Both of these competitors play traditional-style football with helmets and pads, while flag football is not full contact and we do not consider as entertaining for fans to watch.

The USFL and FCF are relatively new Spring football offerings. The USFL models itself after the NFL but we believe fans are not attracted to a lesser version of the same game without a compelling reason (i.e. school affiliation). Fan Controlled Football is the least like traditional football and targets video gamers with its interactive features and small indoor field which we believe does not attract other football fans or fans of other action sports. The XFL is still in the planning stages but based on press coverage their main asset is their affilation with movie and wrestling star the Rock, while their football is still TBD but appears to be similar to the USFL.

Industry

The US sports market has been growing at nearly 20% per year and is exepected to reach $83B by 2023.

https://www.statista.com/statistics/214960/revenue-of-the-north-american-sports-market/

Current Stage and Roadmap

Current Stage

In just 8 seasons, the Spring (April-July), American 7s Football League has grown to 20 teams and over 750K social media followers with 23 fully produced games distributed live via Sinclair Broadcast Group owned Stadium Sports Network, FITE TV (international rights), and other games and highlights distributed via Fubo Sports Network, Atmosphere (30k bars & restarants) and on social media via WAVE.tv. Founded in 2014 by CEO Sener Korkusuz and President Ryan DePaul, the league has added UFC Co-Founder David Isaacs to its ranks and is poised for further growth with the April launch of its eighth season. Most recently, the A7FL signed for its 2022 season Stadium and FITE TV to distribute 2 live Games of the Week in the US on Stadium and internationally on FITE TV. For 2022, we added 5 new divisions with teams in Los Angeles, Las Vegas, Cincinnati, Washington DC, and Boston.

Future Roadmap

The league's efforts for the new few years will be focused on continuing our national

expansion and further developing league revenue streams. Specific plans include operating a Fall schedule (potentially a tournament to coincide with college bowls), expanding with new divisions in markets across the country (for 2023 we have Reno and Columbus already planned and are evaluating other opportunities), and upgrading our production, marketing and branding to support larger media rights licensing and sponsorship sales efforts. In addition, we will be exploring high growth revenue opportunities including sports betting, NFTs (non fungible tokens) and interactive video technologies both for our librarey as well as our live games. We plan to use the proceeds from our StartEngine campaign to continue our national expansion growth and further develop league revenue streams.

The Team

Officers and Directors

Name: Sener Korkusuz

Sener Korkusuz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO; Director, Secretary
  Dates of Service: May 28, 2014 - Present
  Responsibilities: Business operations, marketing, tech. Sener does not currently take any compensation and has 37.917% voting power at A7FL.

Name: Ryan DePaul

Ryan DePaul's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: May 28, 2014 - Present
  Responsibilities: Football operations and video production. This is Ryan's primary job where he works full-time. Ryan does not currently take any compensation and has 37.917% voting power at A7FL.

Other business experience in the past three years:

- **Employer:** RD Plex
  Title: Founder
  Dates of Service: March 01, 2012 - Present
  Responsibilities: This is not Ryan's primary job. Ryan spends 10% or less time actively working on the business (4 hours per week or less).

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a league for no pads no helmets tackle football. Our revenues are therefore dependent upon the market for such type of football.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. Therefore, you will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get

nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
A7FL Inc was formed on 5/28/2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new

enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. A7FL Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the Company is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns, amongst its intellectual property, multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property, including but not limited to, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the intellectual property unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might

be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a sports business, we produce live events which we record and then distribute via

traditional linear networks but also via the internet. We may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in Company's computer service or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Company could harm our reputation and materially negatively impact our financial condition and business.

Increased Competitive Pressures May Reduce Company Revenues or Increase Costs
A7FL competes with larger and more established sports leagues and may compete in the future with other leagues and sports that have yet to be established and may try to imitate our rules or style of play. The principal competitors in the sports entertainment industry have longer operating histories, larger fan bases, greater name recognition, and significantly greater financial, technical, marketing, customer service, public relations, distribution and other resources. Either they or newly established leagues or teams may attempt to imitate our rules, recruit our talent or otherwise create a similar product. Increased competition may divert consumers to other sporting events and entertainment, which could reduce A7FL's revenue, including licensing or sponsorship fees, or increase its costs, including marketing and personnel.

Risk Associated with Managing Sports Leagues
The Company's management of a sports league creates a risk of liability for the Company, including but not limited to claims of bodily injury, property damage, intellectual property infringement, or breach of contract arising from league and team operations, venues, products and services, advertising, as well as participant or spectator injuries. The Company maintains general liability coverage that includes coverage for our events and we require all athletes to sign liability waivers and maintain their personal health insurance. Additionally, the Company has conducted research and developed practices and strategies to minimize harm and promote safety and require players to agree to a variety of terms including those developed to minimize the causes and/or contributing factors which often form the basis of lawsuits associated with a sports team, including the league in which the teams participate. However, the Company cannot guarantee that these or any other strategies will successfully prevent liability. The defense and prosecution of these claims may be costly, time consuming and adversely impact the Company's brand even if the outcome is favorable to the Company while an adverse outcome could subject the Company to significant financial liabilities that could result in decreased profitability for the Company and loss of your investment.

Sports-Related Injury Risks
All forms of sports and athletics are inherently dangerous to athletes. As a result, the Company, as well as the teams that compete in the A7FL, face unique risks for liability regarding sports-related injuries. As previously stated, the Company has conducted research and developed practices and strategies to minimize harm and promote safety

and ensure compliance with state and federal sports safety regulations. In addition, we require all players to sign a liability waiver in favor of the Company and require players agree to rules and terms including those developed to minimize the causes and/or contributing factors that can lead to athletic injuries. However, the Company cannot guarantee that these or any other strategies will successfully prevent liability. The defense and prosecution of these claims may be costly, time consuming; the publicity may adversely impact the Company's brand even if the outcome is favorable to the Company; and an adverse outcome could subject the Company to significant financial liabilities and any of these potential effects could result in decreased profitability for the Company and loss of your investment.

COVID-19 Pandemic Risk
Our results of operations may be negatively impacted by the COVID-19 pandemic. In December 2019, a coronavirus identified designated as SARS-CoV-2, surfaced in Wuhan, China and caused a pandemic of respiratory illness, called COVID-19. The World Health Organization declared a global emergency on January 30, 2020. The impacts of the pandemic are unknown and rapidly evolving. We played a shortened tournament-style season in 2020 due to Federal and State health and safety guidelines. Further developments could restrict or eliminate our ability to hold games or sell tickets to live games or require expensive testing and mitigation measures. In addition, this outbreak has resulted in the extended shutdown of certain businesses in China and elsewhere, which may in turn result in disruptions or delays to our supply chain or supply chains of parties with whom we contract and adversely impact our sales and operating results. Furthermore, any widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our programming or products.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company’s holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sener Korkusuz	2,730,000	Common Stock	35.02%
Ryan DePaul	2,730,000	Common Stock	35.02%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 114,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,794,919 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Options

The Amount Outstanding includes the shares on a fully diluted basis which is a combination of:

1. Current Amount Issued: 7,044,019

2. Current Outstanding Options: 750,000

What it means to be a minority holder

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
</p> <p>If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $674,697.44
  Number of Securities Sold: 594,919
  Use of proceeds: Staffing, league expansion to five new territories, elevating LIVE game productions
  Date: January 17, 2022
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of operations

Year ended December 31, 2021, compared to year ended December 31, 2020

Revenue

2021 was a year of significant growth for the Company. After a COVID-19 pandemic shortened season in 2020, the league bounced back in 2021 and expanded from 2 to 4 divisions - adding Orlando and San Diego - and played a full season including national playoffs, with revenues increasing from just $12,693 in 2020 to $244,908 in 2021.

$169,125 of that revenue came from establishing 5 new A7FL divisions - in Boston, Cincinnati, Las Vegas, Los Angeles and Washington - giving the league a total of 9 divisions and a nationwide footprint. In each market, a licensee paid the league a license fee and/or invested in the league's StartEngine equity crowdfunding campaign

in return for a 3-year license with the opportunity for an automatic 3-year extension if the division remains in good standing. Those divisions are slated to begin play in 2022 and 2023.

In 2021, the league's expansion to 4 markets as well as its return to a normal April to July schedule as well as increasing investment in production and marketing led to media rights deals with new partners FITE and fubo Sports Network, and a continuing relationship with highlight-focused distribution partner WAVE.tv, whose social media posts featuring the Company's content exceeded 100M views in 2021. In total, the Company's media rights revenues from all sources grew to $28,989 in 2021 vs $3,692 in 2020.

After COVID-19 significantly impacted live sports and restricted our 2020 season, in 2021 we were able to return to a more normal schedule across our entire league without player testing requirements. Thus, we no longer required the services of 2020's leading sponsor Oz Technologies (and its Salus COVID-19 mobile testing solution and physical tests), which had provided $55,000 of in-kind sponsorship in 2020. However the Company added sponsorship sales agency Precision Sports Marketing at the end of 2020, enabling overall sponsor revenues (without in-kind) to reach $18,800 in 2021.

The company also recognized $31,019 in player registration fees in 2021 as a new online registration, waiver and uniform ordering system was implemented.

Cost of Sales

2021's cost of sales rose to $222,134 up from $35,565 in fiscal year 2020, largely due to increases in live production expenses including prize money as well as advertising and professional fees related to our equity crowdfunding campaign, and retainer payments to sponsor sales, marketing and communications vendors.

Gross margins

Gross profit was $22,772 in 2021 compared to $22,872 in 2020, as we increased both revenues and expenses due to expansion to 4 divisions and increased production and marketing spending. However our Net Loss was -$194,056 and -$223,651 for 2021 and 2020 respectively.

Expenses

Our 2021 expenses totaled $210,150 compared to $200,184 in 2020 as we continued to pay the commissions, advertising, legal and accounting expenses related to our StartEngine crowdfunding campaign; operated new subsidiaries for live event production and intellectual property licensing; and maintained our increases in social media marketing including graphic design, reporting and highlight production.

Historical results and cash flows:

Our historical results and cash flows are not representative of what investors should

expect in the future.

During 2020, we launched our StartEngine campaign and began investing the proceeds into the league and specifically our production and marketing. This investment has helped legitimize our unique style of football and put our league on a strong growth trajectory that has and will continue to result in increased revenues. Moving forward, we plan to continue this investment as we expand our viewership and establish an exciting foundation for future partnership and revenue opportunities.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Current cash on hand is $30,080 as of 6/7/2022.

The company currently has a revolving credit line with Chase, for a total amount available of $10,300. This line of credit currently has an outstanding balance of $8,778 as of 6/13/2022. The company has a second revolving credit line with Chase, for a total amount available of $3,000. This line of credit currently has an outstanding balance of $1,518 as of 6/7/2022. The company has a third revolving credit line with USBank, for a total amount available of $17,000. This line of credit currently has an outstanding balance of $15,439 as of 6/7/2022. The company has a fourth revolving credit line with Chase, for a total amount available of $16,000. This line of credit currently has an outstanding balance of $13,129 as of 6/7/2022.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this crowdfunding campaign are critical to our Company's operations. However, we can manage our expenses based upon the capital available and will continue to do so as we have shown over the previous eight seasons of operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We forecast that funds raised in this crowdfunding campaign will account for 87.4% of the total funds the Company has on hand for operations for the 2023 season. However, if necessary, we can manage our expenses based upon the capital available.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we only raise the minimum amount, we will be able to continue to operate the

company for 7 months to the start of the 2023 season (April 2023), if necessary, by decreasing planned expenditures in order to operate the company based on income generated.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum amount, we will be able to invest pursuant to our plans and continue to operate the Company through the 2023 season to January 2024.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As of now, we are planning for one potential future source of capital, an additional $5,000,000 round of financing in Fall 2023.

Indebtedness

- **Creditor:** Sener Korkusuz
  Amount Owed: $35,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022
  This debt does not accrue interest and is payable at a future date to be determined by management.

Related Party Transactions

- **Name of Entity:** Sener Korkusuz
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Shareholder loans made to Company totaling $20,000.
  Material Terms: No interest shareholder loan to Company payable at a future date to be determined by management.

Valuation

Pre-Money Valuation: $19,487,297.50

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple

factors:

Previous Sale of Securities

We previously raised over $600,000 from 882 investors via StartEngine at a pre-money valuation of $9 million (share price of $1.25). Our business has advanced significantly since then including (1) 19.3X YoY revenue growth; (2) Sold 5 new expansion divisions (for a total of 9 divisions nationwide)

Partnerships

Added new distribution partners to expand reach and viewership including Sinclair Broadcast Group's Stadium Sports Network and out-of-home distributor Atmosphere TV which reaches over 30k bars, restaurants, and other establishments.

Industry & Comparable Competitors

The long-term outlook for sports leagues and teams remains extremely positive.

"The global sports industry is riding the converging tailwinds of macro market trends to soaring valuations. Teams & leagues are the fountainheads of all value creation in this ecosystem." *https://www.toptal.com/finance/mergers-and-acquisitions/sports-franchise-valuation*

A. North American media rights are estimated to reach nearly $24B in revenue in 2022 as the limited supply and increasing competition from new digital and OTT platforms drives up the price for live sports.

https://www.businessinsider.com/media-rights-propel-sports-revenue-2018-11

B. ~$20 billion of investment capital has gone to sports leagues, teams, and media assets since 2020 — from incumbents to challengers. (Toptal)

https://www.toptal.com/finance/mergers-and-acquisitions/sports-franchise-valuation

C. Sports leagues and teams are highly desirable acquisition targets as evidenced by recent transactions:

(i) Formula 1 (league) acquired by Liberty Media for $4.4B in 2016 (Toptal)

(ii) UFC (league) acquired by WME for $4.2B in 2016 (CNBC)

(iii) New York Mets acquired for $2.5B in 2021 (ESPN)

(iv) Denver Broncos acquired for $4.65M in 2022 (NY Post)

https://www.cnbc.com/2022/04/07/formula-1-wwe-ufc-potential-acquisition-targets-for-streaming-services.html

https://www.espn.com/mlb/story/_/id/30267912/sale-new-york-mets-new-owner-steve-cohen-now-official

https://nypost.com/2022/06/08/denver-broncos-sold-for-record-4-65-billion-to-walmart-heir-rob-walton/

Other comparable “challenger” leagues have raised money at significantly higher valuations including:

(1) Fan Controlled Football: $175M valuation (Jan ‘22) (Toptal)

(2) Premier Lacrosse League: $140M valuation (Jun ‘21) (Toptal)

(3) Drone Racing League: $80M raised (Front Office Sports)

https://frontofficesports.com/newsletter/how-drone-racing-league-took-flight/

Conclusion:

The Company determined its pre-money valuation of $19,487,297.50 based on the above analysis. Our target was based on other sports league acquisitions, the live sports fees market as well as our relative stage of development and growth since our prior offering.

Disclaimers

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company only has one class of security, common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The company currently does not have any outstanding convertible securities. The company set it's valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Additional production resources for games and to increase social media capabilities.

If we raise the over allotment amount of $285,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  Branding, social media marketing, and PR.

- *Operations*
  17.0%
  Video production.

- *Company Employment*
  52.0%
  Hire key positions to expand operations.

- *Working Capital*
  12.5%
  Cash flow for other operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.a7fl.com (https://www.a7fl.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/american-7s-football-league-a7fl-cf2

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR A7FL Inc

[See attached]

A7FL, INC.

Consolidated Financial Statements For The Years Ended December 31, 2021 and 2020

Jason M. Tyra
CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
A7FL, Inc.
Boca Raton, FL

We have reviewed the accompanying financial statements of A7FL, Inc. (a corporation), which comprise the balance sheets as of December 31, 2021 and 2021, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 30, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

A7FL, Inc. ("the Company") is a corporation organized under the laws of the State of Florida. The Company is a production company that focuses on the sports entertainment market.

In 2020, subsidiary entities were founded by the Company to aid in the company's operations. The financial statements have been consolidated to show the operations of both the Company and its subsidiary entities, A7FL Live, LLC and A7FL Licensing, LLC.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses of $194,056 in 2021 and $223,651 in 2020 respectively.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional funds needed to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through June 30, 2022 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries operating in the State of Florida. In preparing the consolidated financial statements, the Company has eliminated all significant inter-company balances and transactions from the statements.

A7FL, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2021 AND 2020

		2021		2020
ASSETS				
CURRENT ASSETS				
Cash	$	170,199	$	45,294
Deposits in Transit		34,188		16,211
Related Party Receivable		33,590		-
TOTAL CURRENT ASSETS		237,977		61,505
NON-CURRENT ASSETS				
Intangible Assets		125		125
Accumulated Amortization		(10)		(2)
TOTAL NON-CURRENT ASSETS		115		123
TOTAL ASSETS	$	238,093	$	61,628
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable		22,969		8,512
TOTAL CURRENT LIABILITIES		22,969		8,512
NON-CURRENT LIABILITIES				
Related Party Loan-A		13,900		19,179
Related Party Loan-B		37,000		
Accrued Interest		434		
TOTAL LIABILITIES		74,303		27,691
SHAREHOLDERS' EQUITY				
Common Stock (10,000,000 shares authorized; 7,794,919 issued; no par value)		-		
Additional Paid in Capital		614,536		290,627
Retained Deficit		(450,745)		(256,689)
TOTAL SHAREHOLDERS' EQUITY		163,791		33,938
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	238,093	$	61,628

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

A7FL, INC.
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Operating Income		
Sales	$ 244,468	$ 12,693
Cost of Goods Sold	222,134	35,565
Gross Profit	22,334	(22,872)
Operating Expense		
Legal & Professional	84,893	102,495
General & Administrative	57,888	19,700
Advertising & Marketing	35,684	63,795
Rent	17,814	9,684
Salaries & Wages	13,863	3,863
Amortization	8	2
Formation Expenses	-	645
	210,150	200,184
Net Loss from Operations	(187,816)	(223,055)
Other Expense		
Taxes	(2,965)	-
Interest Expense	(3,275)	(595)
Net Loss	$ (194,056)	$ (223,651)
Net Loss Per Share		
Weighted average common shares outstanding - Basic	7,794,919	6,510,725
Net Loss per share	$ (0.02)	$ (0.03)

A7FL, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

		2021		2020
Cash Flows From Operating Activities				
Net Loss For The Period	$	(194,056)	$	(223,651)
Change in Accounts Payable		14,457		2,200
Amortization		8		2
Change in Deposit Transit		(17,978)		(16,211)
Change in Related Party Receivable		(33,590)		-
Net Cash Flows From Operating Activities		(231,159)		(237,660)
Cash Flows From Investing Activities				
Acquisition of Intangible Assets		-		(125)
Net Cash Flows From Investing Activities		-		(125)
Cash Flows From Financing Activities				
Increase of Additional Paid In Capital		323,909		289,296
Issuance of Related Party Loan-B		37,000		-
Capitalization of Accrued Interest		434		
Repayment of Borrowings		(5,279)		(6,736)
Net Cash Flows From Financing Activities		356,064		282,560
Cash at Beginning of Period		45,294		520
Net Increase In Cash		124,905		44,775
Cash at End of Period	$	170,199	$	45,294
				-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

A7FL, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Common Stock Number	Common Stock Amount	Additional Paid in Capital	Retained Deficit	Total Shareholders' Equity
Balance at December 31, 2019	6,270,000	$ -	$ 1,331	$ (33,038)	$ (31,707)
Issuance of Stock	240,725		289,296		289,296
Net Loss				(223,651)	(223,651)
Balance at December 31, 2020	6,510,725	$ -	$ 290,627	$ (256,689)	$ 33,938
Issuance of Stock	1,284,194	-	323,909		323,909
Net Loss				(194,056)	(194,056)
Balance at December 31, 2021	7,794,919	$ -	$ 614,536	$ (450,745)	$ 163,791

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of capitalized trademark expenses the company incurred in 2020 and will be tested for impairment in following years.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The company earns revenue through the sale of merchandise and media events hosted by the client.

Related Party Receivable

Since 2021, the Company grants credit to related parties to cover certain expenses. The receivable does not accrue interest and has no scheduled repayment due date. As of December 31, 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Leases

The Company occupies multiple facilities under an as-needed basis. The leases may be renewed at the option of the Company at the then current market rate.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2021 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Florida.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.
In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee

share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- DEBT

Related Party Loan-A

Since 2017, the company issued a series of notes to a related party in exchange for cash for the purpose of funding continuing operations ("the Related Party Loan-A"). The notes do not accrue interest and are payable at a future date to be determined by management.

Related Party Loan-B

In 2021, the company issued a promissory note to a related party in exchange for cash for the purpose of funding continuing operations ("the Related Party Loan-B"). The note accrues interest at the rate of 2% per annum and is payable at a future date to be determined by management. During 2021, the company capitalized $434 in interest related to the note.

NOTE E- EQUITY

Under the Company's Articles of Incorporation filed on May 28, 2019, the Company is authorized to issue up to 10,000,000 shares at no par value Common Stock.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

As of December 31, 2021, the number of shares issued and outstanding by class was as follows:

Common Stock	7,794,919

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 30, 2022, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

American 7s Football League (A7FL) CF2

Professional No-Helmets No-Pads Tackle Football


A7FL
"THE UFC OF FOOTBALL"
- David Isaacs, UFC Co-Founder & A7FL Advisory Board Chairman

Website | Boca Raton, FL | SPORTS

$0.00 raised

$694,697 previously crowdfunded

0 Investors	$19.5M Valuation
$2.50 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$285K Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

With its stripped-down style and high impact highlights, the American 7s Football League® (A7FL) is re-inventing this country's most popular sport. The A7FL's trademark no-helmets no-pads tackle football combined with fast-paced live games and social-media-first production style attracts young fans who are increasingly tuning out the NFL and other major league sports. As we expand our national and international distribution, the A7FL's authenticity and grassroots appeal are enabling us to add expansion divisions across the country while we develop new media and revenue opportunities.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **REVENUE GROWTH:** The A7FL grew 2021 revenues over 19X compared to 2020, driven by the sale of new expansion divisions and increasing media rights fees. That same year, over 880 fans invested more than $694K in our first equity crowdfunding campaign on StartEngine.
- **PARTNERSHIPS:** The A7FL continues to expand its reach through multiple media rights distribution partnerships. These include Sinclair Broadcast Group's Stadium Sports Network, boasting a footprint of over 190 broadcast stations and cable networks around the country; international distribution through Triller's FITE TV; social media exposure to Wave Sports & Entertainment's 115M followers; and 30k out-of-home locations via Atmosphere TV.
- **LEAGUE EXPANSION:** The league sold 5 new divisions for 2022 including Los Angeles, Las Vegas, Cincinnati, Boston & Washington, DC. 2022 marks the A7FL's 8th Spring season and our 750K+ social media followers watched 20 teams in 9 divisions across the country, and that number is set to grow for the 2023 season.

OVERVIEW

Reimagining NFL-Style Action in a High Octane Package

The A7FL's unique **7-on-7 no-helmets no-pads** format reimagines the sport of football and sets us apart from every other league. Our rules produce high-octane, highlight-reel plays and nail-biting competition which in turn create new stars and favorite teams. Fans can expect the same hard-hitting action they've come to know and love about traditional professional football, while the lack of helmets allows them to get close to their new heroes. And players know the A7FL is their league. Win or lose they can express their authentic emotions, and without the head-to-head impacts from helmet-led hits, they can go back to their day jobs on Monday morning.



In 2022, the league is competing in its eighth season and continues to expand rapidly, with 20 teams, 9 divisions, and over 750,000 social media followers. Hailing from top tier sports and sports-adjacent organizations such as the NFL, the UFC, and Red Bull, our executive team - including our notable board of advisors - have launched the A7FL off the ground floor and are now looking to disrupt the multi-billion dollar professional football market with our action-packed league.

THE PROBLEM

Football and Other Major Sports Leagues Are Losing Younger Fans

While the NFL remains the most **popular** and **profitable** US professional sports league, its fanbase is aging: the median age of an NFL viewer is now **over 50**, up from 46 in 2006. And that trend shows no evidence of slowing down as **eSports have exploded** and younger fans are increasingly turning to game streaming platforms like Twitch and YouTube for their competitive entertainment.


The A7FL combines the appointment viewing of live sports with the draw of younger audiences that advertisers and networks covet

Advertisers and networks covet the younger demographics these digital platforms deliver, yet live sports retain the unique ability to drive large, enthusiastic audiences to appointment viewing. And with an increasingly fragmented media landscape, demand from advertisers, as well as the proliferation of new subscription-driven streaming services, have led to **massive increases** in the value of live sports media rights, including the NFL's own deals worth **$10B+ per year**.

Yet these numbers belie the existential threats facing the NFL: an aging fan base; declining youth participation rates, in large part due to the perceived threat of long-term brain injury; and the rise of new competition for viewers' attention. We believe professional football is at an inflection point, and staying relevant will require a league that combines traditional football's hard-nosed competition combined with more dynamic, more personalized and safer gameplay.

THE SOLUTION

Modernized Professional Football, Same Intense Competition

The A7FL has created a new style of football that highlights the players' athleticism while maintaining the full-contact, action-packed games that fans crave. By removing helmets and bulky hard shell pads from the game, players avoid most head-to-head contact. Thus football's most dangerous injuries are significantly reduced while creating an up-close fan and athlete first experience.



We believe our 7-on-7 football is the ideal sports product for the modern era, capturing what younger audiences are missing with current professional football. By narrowing the playing field and structuring the league to emphasize hyper-local rivalries, the A7FL's in-your-face format creates head-turning highlights and dramatically intensifies the pace of the action.



Teams compete across the course of a 7-week regular season that normally starts in early April. In June, the 2 best teams in each division face off in a 4-week playoff, culminating with our National Championship in July. During the course of the season, teams from within each city largely compete against one another. This local element of our league increases fan interest, while providing us flexibility and drastically cutting down on travel costs.


A7FL RULES OF THE GAME
• 7 on 7 full contact
• No helmets or hard shell pads
• No kickoff, 3 on 1 throw-off
• Quarterback has 4 eligible targets with 2 down linemen
• Field size is 100 x 40 yards & does not utilize goal posts
• 1pt conversion from 5 yard line or 2pt conversion from 10 yard line
• 4 quarters, each 15 minutes
• 2-minute warning at end of 2nd and 4th quarter
• Clock stops for incomplete pass or out of bounds during 2-minute warning

In our original raise with StartEngine, we laid out a vision to pioneer a new football format for the digital, online and shareable age. **After raising more than $694,000** and in our eighth season, we are thrilled to continue writing that story.

With an average of **over 200 million video views per year** and record-breaking revenue growth, we believe that it is safe to say that our style of play has proven itself to be unique, electrifying and perfect for the social media landscape.


$694,000 Previously Raised on StartEngine
Currently in 8th Season 20+ Teams, 9 Divisions
Exploring Opportunities in NFTs & Sports Betting

With the A7FL now firmly established, we have solidified several strong revenue streams. Our current revenue sources include licensing our media rights, adding new divisions/territories, sponsorships, and merchandise & ticket sales. In the future, we also see **NFTs** and **sports betting** as significant opportunities that we are actively exploring.

THE MARKET

The A7FL Has Shown Staying Power in the $78B North American Sport Market

The North American sports market has rebounded from pandemic shut downs, eclipsing **$78B in revenue** in 2021 and it's expected to rise to $83B in 2023. Meanwhile, the global sports market was estimated at **$441B in 2021**, with a CAGR of 13.5%.


FORCE
Estimated North American Sports Market by 2023
$83 Billion
Estimated North American Media Rights in 2022
$24 Billion

(source, source)

North American media rights are estimated to reach **nearly $24B** in revenue in 2022 as the limited supply and increasing competition from new digital and OTT platforms drives up the price for live sports. The NFL's **new 10-year television/digital deals** virtually take them out of any further rights discussions. While the survival of upstart Spring football "NFL lookalike" leagues such as the USFL (Fox) and XFL (ESPN) is in doubt, their existence should help increase non-NFL football's profile as both new distributors and established broadcasters all look to live sports to provide unique and compelling "appointment" programming to drive viewers to their platforms.

OUR TRACTION

2022 League Expansions & YoY Revenue Growth

After weathering the COVID-19 pandemic, including a 2020 season that was so successful that our COVID protocols were featured in Forbes, as well as a booming 2021 season that **grew our revenue by 1,840%**, we believe the A7FL has proven it's not just here to stay, it's ready to flourish.


A7FL
2021
New Jersey
Baltimore
Florida
So. California
2022
Nevada
Los Angeles
Cincinnati
Washington DC
Boston
2023*
Reno
Columbus
Houston
Dallas
*TBD


"It's like the Rucker League for football!"
Cam Newton, Former NFL MVP
"I don't see why this can't be a new sport. It's extreme. My kind of ball."
Kam Chancellor, NFL Seattle Seahawks
"We grew up playing like this, we called it pitch up tackle..."
Tyrann Mathieu, NFL KC Chiefs
"Football the way you played in your backyard. No pads, full contact."
Mike Vick, NFL Veteran Atlanta Falcons
"This [sport] is bananas! I watched this clip in its entirety and I must admit I was impressed."
Leonard Marshall, NFL Veteran NY Giants

Testimonials may not be representative of the experience of other viewers and are not a guarantee of future performance or success.

In 2021 we expanded from our base in New Jersey and Maryland to Southern California and Orlando, while in 2022 we sold new divisions in Los Angeles, Nevada, Boston, Cincinnati, and Washington, DC.

Our traction hasn't gone unnoticed by major companies in the corporate media space. The A7FL is proud of key partnerships we have developed with distributors such as **Stadium Sports Network, Fubo Sports Network, FITE TV, WAVE Sports and Entertainment, and Atmosphere TV**, all of which have been instrumental in connecting the league with younger audiences.


Over 19x
Revenue Growth in 2021
200 million+
Average Video Views Annually
5 New Divisions in 2022
Los Angeles, Nevada, Boston, Cincinnati and Washington DC
Distribution Partners Include
STADIUM
fubo SPORTS NETWORK
FITE+
Wave Sports + Entertainment
ATMOSPHERE

This uptick in visibility has grown our average video views to more than 200 million annually, while our social media channels have amassed over 750,000 followers. To capitalize on this growth, the A7FL is currently in the final stages of a development for **a dedicated streaming app** where fans will be able to watch A7FL highlights and catch A7FL games directly from their devices. This platform is expected to launch in the second half of 2022.

WHY INVEST

The A7FL is Poised to Become the Future of Tackle Football

The A7FL has created an exciting new football format that appeals to younger viewers, attracts attention online, and drives social media engagement. We believe our unique style gives us a competitive advantage in today's digital environment, and - looking ahead - the league is primed to add many more divisions around the country with talented, high-caliber players eager to continue their careers with a safer alternative to the NFL.

We have already established our staying power. Our leadership team is committed to continuing to grow our revenue channels to fuel our success as we expand our league's on and offline footprint and disrupt the multi-billion dollar North American sports market.

As our eighth season comes to a close, you have the chance to be a part of the future of football. **The A7FL is football for the digital, online, and shareable age.**

Join us and grab a piece of the action.


A7FL is Football for the Digital Era
As our eighth season comes to a close, the StartEngine community has the opportunity to grab a piece of the action.

March 2017
Eleven Sports TV Partnership
Key TV/Digital distribution partnership with ELEVEN Sports (DirecTV, Fios, Uverse)

March 2018
Facebook Watch & ELEVEN Sports TV Partnerships
A7FL 2018 season distributed via ELEVEN Sports and simulcast LIVE stream via Facebook Watch

February 2019

UFC Co-founder Joins A7FL
David Isaacs joined as head of our advisory board

March 2019
Twitch, Facebook, and ELEVEN Sports TV Partnerships
A7FL 2019 season distribution via Twitch and Facebook Watch with postseason TV coverage via ELEVEN Sports TV

July 2020
First Football League to Play During Pandemic
July 2020 4-team tournament's safety protocols praised by Forbes Magazine

October 2020
A7FL Goes Viral on ESPN SportsCenter
Over 20M views and 18K comments received

January 2021

A7FL SUNDAY
NOW OPEN
CALIFORNIA
MARYLAND
NEW JERSEY
FLORIDA
Expansion From 2 to 4 Divisions
Added FL & CA to existing NJ & MD divisions

April 2021
FITE TV Distribution Partnership
A7FL 2021 Season distributed via top PPV platform

November 2021
Fubo Sports Network Distribution Partnership
Re-airs of the A7FL 2021 Season distributed via Fubo Sports Network

January 2022
$672K Raised on Start Engine
First Reg-CF Campaign closes with over 880 investors

February 2022

A7FL
LOS ANGELES
Sale of First 5 Expansion Divisions
Sold divisions in Los Angeles, Las Vegas, Cincinnati, Washington DC, and Boston to bring the league to 9 total Divisions

March 2022
Stadium & FITE TV Distribution Partnerships
A7FL 2022 season distributed in the US via Stadium and Internationally on FITE TV

April 2022
Cricket Wireless Sponsorship
Official mobile phone of the A7FL and A7FL Cincinnati Division

July 2022

A7FL
CHAMPIONSHIP
2022
SUNDAY
JULY 10, 3:30 PM ET
VS
2022 Championship
Paterson U takes on the undefeated Trenton BIC LIVE on Stadium

In the Press

SI · SN · Fight Sports · Wave Sports + Entertainment · Audacy · CBS Sports

Benzinga · Muscle & Fitness · U-T San Diego · yahoo! news · TMZ · northjersey.com

SHOW MORE

Meet Our Team



Sener Korkusuz

CEO & Co-founder

Sener Korkusuz is the Co-founder and CEO of the American 7s Football League (A7FL), founded in 2014. The A7FL is a new style of tackle football played without helmets and pads that is not only extremely entertaining but safer for athletes too.

Sener is also a graduate of the Leigh Steinberg Sports Agent Program and a certified contract advisor for the Canadian Football League (CFL). Sener graduated cum-laude from the New Jersey Institute of Technology in 2001 with a Bachelor's degree in Computer Engineering.



Ryan DePaul

President & Co-founder

Ryan DePaul is the innovator behind the concept and rules of no pads, no helmets, tackle football, that he developed over 10 years before the A7FL was formed thus gaining tremendous empirical evidence both playing himself and from fellow athletes that, although counterintuitive, his format was a much safer way to play tackle football.

DePaul is an experienced film producer with a demonstrated history in sports, events, and live broadcasts. Skilled in photography, videography, video editing, and live streaming.



David Isaacs

Chairman Advisory Board

As Co-founder and executive producer of the UFC, Isaacs was involved with almost every aspect of building the Ultimate Fighting Championship. Isaacs has founded, run and advised multiple media/entertainment companies backed by top firms in the venture capital and entertainment industries.

Isaacs has executive produced noteworthy series and events, including the world's first giant robot battle MegaBots vs. Suidobashi for Twitch; The Walking Dead live events; tour and TV specials for The College Music Awards; and multiple extreme sports competitions.



Dr. Jen Welter

Advisory board Member

Widely known as a trailblazer and pioneer in professional football, becoming the first woman to coach in the NFL. Serena Williams highlighted Welter as one of her Trailblazers, 10 heroes who are showing the way forward to a better, fairer world for all. Recognized at the United Nations as Sports Pioneer of the Year on Women's Entrepreneurship Day. ESPNW named her one of the 25 most influential women in sport in 2015.

Welter holds a doctorate degree in Psychology, a Master's in Sport Psychology, and a Bachelor's from Boston College.



David Meltzer

Advisory Board Member & A7FL Los Angeles Division Owner

David Meltzer is the Co-founder of Sports 1 Marketing and formerly served as CEO of the renowned Leigh Steinberg Sports & Entertainment agency, which was the inspiration for the movie Jerry Maguire.

He is a three-time international best-selling author, a Top 100 Business Coach, the executive producer of Entrepreneur's #1 digital business show, Elevator Pitch, and host of the top entrepreneur podcast, The Playbook.



Anthony Bailey

Advisory Board Member

Experienced C-Suite executive with a demonstrated history of working in the sports industry. Skilled in Television, and Media Production, operations and business development.

Bailey currently serves as the Managing Director of Aser Media US/Eleven Sports and For the Fans (FTF) and has held numerous senior positions across the sports media industry, notably as Vice President of Emerging Technologies for ESPN, where he won 4 Emmy awards.



Joe Favorito

Advisory Board Member

The Brooklyn, New York native, has over 35 years of expertise in sports and has managed the day-to-day activities in strategic communications for the Knicks, 76ers, WTA Tour, United States Tennis Association and US Open.

He serves on the boards of the Sports Innovation Lab, Weinstein Carnegie Group, New York Sports Venture Capital, the National Sports Marketing Network, the Drexel University Sports Business program, and Columbia University's Sports Management program.



Ken Lehner

Advisory Board Member

Currently, Vice President of Professional Bull Riders Team Series, Ken is an accomplished leader in the field of sports branding, broadcasting, and marketing having held executive positions in MLB, the NFL and NHL.

Ken also developed two minor league baseball teams and stadiums; The Rockland Boulders in the CanAm League and the High Point Rockers in the Atlantic League.



Tamara Kaiser

Advisory Board Member

Tamara Kaiser is the creative and business mind behind content and audience-development strategies that have amplified brands like Red Bull, Gatorade, A&E, Lifetime, and History.

By giving brands the capabilities and relationships needed to develop and produce original content, she has unlocked opportunities to create fans whose emotional connection and loyalty drive business growth.



Derek Duncan

A7FL Nevada Division Owner

Duncan is the co-founder of DECOLights, Inc, a Lighting Manufacturer's Representative specializing in hospitality, commercial, & design build.

Besides being a successful Las Vegas, Nevada businessman, Derek has a background as a player and coach in multiple sports including baseball, football, softball, and basketball. As a football player, he's done it all including competing in high-level recreation, semi-pro, flag and indoor leagues.



Joseph Perez

A7FL Cincinnati Division Owner

Perez played baseball back in the early 2000's. After joining the military, he decided to pursue a degree in Sports Management with a minor in Exercise Science.

Back surgery forced him to put the degree on hold and now seven years later, he enrolled in law school to focus on the athlete and entertainment representation field.



Lawrence Brown

A7FL Washington DC Division Owner

Brown is a graduate of the George Washington University School of Business with a Master of Science - MS in Sport Management.



Denzel White

A7FL Boston Division Owner

Entrepreneur, business owner, police constable, private investigator, and Founder of the Omega Nu Sigma Co-Ed Fraternity.

Brown, a former Air Force Academy football player, later served as an Air Force officer prior to getting his MBA and starting several entrepreneurial ventures.

Denzel White has had a lot of success for his young age and now adds that he's the youngest Division Owner in the A7FL.

Offering Summary

Company	:	A7FL Inc
Corporate Address	:	9631 Stones River Park Way, Boca Raton, FL 33428
Offering Minimum	:	$10,000.00
Offering Maximum	:	$285,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	4,000
Maximum Number of Shares Offered	:	114,000
Price per Share	:	$2.50
Pre-Money Valuation	:	$19,487,297.50

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

$250+

Start Engine Owners Bonus

Season ticket for any game on the league's upcoming schedule.

Time-Based:

Friends and Family (Players and Owners) Bonus

Invest within the first 72 hours and receive an additional 15% bonus shares

Super Early Bird Bonus

Invest within the first 7 days and receive an additional 10% bonus shares

Really Early Bird Bonus

Invest within the first 14 days and receive an additional 5% bonus shares

Early Bird Bonus

Invest within the first 30 days and receive an additional 2% bonus shares

Amount-Based:

$500+

Super Fan

Single Season ticket, applies to current season at time of investment on the league's upcoming schedule + $25 off coupon from the league store w/ exclusive access to league owner merch

$2,000+

Honorary League Owner

2 Sideline access ticket for any game on the league's upcoming schedule + $100 off coupon from the league store + 5% bonus shares

$4,000+

League Angel

Private league advisor discord channel + 2 Sideline access ticket for any game on the league's upcoming schedule (with Championship meet and greet) + $200 off coupon from the league store + 10% bonus shares

$20,000+

League Sponsor

Official Sponsorship level designation for your company + Private league advisor discord channel + 8 Sideline access tickets for any game on the league's upcoming schedule (with Championship meet and greet) + $1,000 off coupon from the league store + 15% bonus shares

**All perks will occur after the offering is completed.*

The 10% StartEngine Owners' Bonus

A7FL, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow American 7s Football League (A7FL) CF2 to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

From Sizzle (opening 0:17);

V.O.:

No helmets ...

AUDIO FROM SIZZLE:

There's a league going on right now!

V.O.:

No pads ...

AUDIO FROM SIZZLE:

It's not flag ... it's not two-hand touch ... it's the real deal.

V.O.:

Just full-contact, 7-on-7 football action.

AUDIO FROM SIZZLE:

Is this what the NFL turns into ...?

NEW V.O.:

VO, Ryan DePaul: I grew up in a small town called Sayreville New Jersey where I started playing football in backyards, behind schools, eventually in high school, and then I moved on to college.

VO, Ryan DePaul: But even after college was over, I was desperate to play football. So out of my own desperation, I started tooling around with some ideas for 7 on 7, full contact, without pads, to make the game accessible, knowing that there's other guys just like me out there that were still dying to play this game.

V.O.:

But soon I started to find other types of players out there, ones that didn't have the opportunity to play in college, or maybe even in high school. Whether they had to get a job in school to support their family, or they had a kid early, or just didn't have the support system to play Division 1 college football. Diamonds in the rough, it's a crazy thought to think, there's only one Aaron Rodgers out there or there's only one Barry Sanders out there.

From 2020 SE Video

VO, Sener Korkusuz: Ryan and I grew up playing football together so after I started a successful internet company, I was looking for my next opportunity. That's when I saw what Ryan was

doing with no pads tackle football, and I was hooked! So together we created the American 7s Football League.

From 2020 SE Video

VO, DAVID ISAACS: When I first saw the A7FL, I knew I was looking at the UFC of football and I was 100% certain I wanted to be involved. A full contact but safer game with amazing athletes, great local rivalries and phenomenal viral videos. It's the future of football.

V.O.:

And now after our 8th season, we're coming back to StartEngine after a successful campaign where we had over 800 investors that put in over $670,000 dollars.

V.O.:

And we've gotten bigger ... we've gotten badder ... the league's gotten more competitive.

V.O.:

We've Dramatically increased revenue.

We Sold 5 new divisions last year - we're now in Las Vegas, Los Angeles, Cincinnati, Boston, Tampa, Orlando, Baltimore, New Jersey, and soon to be in Columbus, Atlanta, Dallas.

V.O.:

Invest now and help us build on our success -

We'll continue adding new divisions

Adding new broadcast partners

VO: Imagine if you could have owned part of the NFL or the NBA when it started.

AUDIO FROM SIZZLE:

This is the A7FL!

This is what football is all about!!!

Wow!!!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.